August 18, 2005

Mr. Jim Allegretto

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Mailstop 3561

100 F Street, NE

Washington, DC 20549

Re:	PacifiCorp Form 10-K for Fiscal Year Ended March 31, 2005 Filed May 27, 2005 File No. 1-5152

Dear Mr. Allegretto:

We have received your letter dated August 8, 2005, commenting on the above-referenced filing. Set forth below are our responses to the comments in the letter. Your comments are also included below for your convenience.

Form 10-K for Fiscal Year Ended March 31, 2005

General

1.	Where a comment below requests additional disclosure or other revisions to be made, these revisions should be included in your future filings, as applicable.

Response

Included below are additional disclosures and other revisions PacifiCorp made in its recently filed Form 10-Q for the three months ended June 30, 2005, which will be reflected in future filings as well.

Consolidated Balance Sheets, page 65

2.	Please explain to us why your allowance for doubtful accounts as a percentage of accounts receivable decreased significantly from 9.9% at March 31, 2004 to 3.96%

Mr. Jim Allegretto

August 18, 2005

at March 31, 2005. Additionally, please be detailed in explaining why write-offs for the past 3 years consistently exceed the provision for doubtful accounts.

Response

The decrease in PacifiCorp’s allowance for doubtful accounts as a percentage of accounts receivable from 9.9% at March 31, 2004 to 3.96% at March 31, 2005 primarily resulted from the write-off of $12.0 million of individually significant wholesale accounts receivable. PacifiCorp’s allowance for doubtful accounts receivable includes not only a reserve for retail accounts receivable based on historical experience, but also reserves for specific retail and wholesale accounts receivable, which are recorded in the period in which collectibility becomes doubtful (with corresponding charges to net income). Accounts receivable are subsequently written off and reversed against the previously established reserve (with no impact on net income) in the period in which a triggering event occurs, including developments and settlements associated with legal and bankruptcy proceedings, payment defaults and other events.
Net write-offs exceeded the provision for doubtful accounts from fiscal 2003 through fiscal 2005 due to the level of write-offs related to amounts specifically reserved prior to fiscal 2003 as a result of the calendar 2000/2001 energy crisis. Write-offs of previously reserved amounts included $6.7 million of individually significant wholesale accounts receivable in fiscal 2003, $4.0 million of individually significant commercial retail accounts receivable in fiscal 2004 and $12.0 million of individually significant wholesale accounts receivable in fiscal 2005 ($8.0 million of which were receivable from Enron Corp.). PacifiCorp’s write-offs and provision for doubtful accounts in each of fiscal 2003 through 2005 were also affected by a decline in the percentage of retail accounts receivable outstanding greater than 90 days from 11.7% to 8.1% to 5.4% as of March 31, 2003, 2004 and 2005, respectively, due to more rigorous collection efforts and more frequent receipt of security deposits from customers with credit risk.

Note 1 – Summary of Significant Accounting Policies, page 70

3.

Please explain to us the reason for extending the life of certain computer software systems to reflect operational plans. In this regard, you may want to describe the nature of the operational plans necessitating a change. Further, advise whether such change affects the results of the utility operations. If not, explain the nature of the software subject to amortization.

Mr. Jim Allegretto

August 18, 2005

Response

As part of its annual 10-year planning process during the three months ended June 30, 2004, PacifiCorp reviewed its information technology plan for the replacement and upgrade cycles for its integrated enterprise resource planning (ERP) and general ledger system, as well as PacifiCorp’s retail customer receivables, billing and service system. PacifiCorp’s combined investment in these major systems was $251.5 million. As a result of this review, PacifiCorp determined that it would not replace either of these systems during the subsequent 10 years, but would pursue a strategy of making upgrades every few years as needed. This information technology plan was consistent with PacifiCorp’s shift towards focusing available capital on utility infrastructure construction to support increasing customer growth.

At the time the decision to extend the life of the ERP and general ledger system from 10 to 15 years was made, PacifiCorp was into year 6 of the originally expected 10-year life of the system. At the time the decision to extend the life of the retail customer receivables, billings and service system from 10 to 18 years was made, PacifiCorp was into year 8 of the originally expected 10-year life of the system. The ends of the extended useful lives for both systems are within the horizon of PacifiCorp’s 10-year plan and consistent with its information technology planning.
ERP and General Ledger System – The decision not to replace this system and to extend its life was made due to the planned expansion of the functionality of the system, as well as the proven additional functionality provided by the last major upgrade. When this system was implemented in 1998, PacifiCorp had anticipated significant changes in the regulatory environment as some states in which PacifiCorp operates had indicated a move towards a non-regulated operating environment, which would have increased the likelihood of technical obsolescence within the period of the original asset life. However, at the time of the aforementioned 10-year plan review, PacifiCorp’s status as a regulated utility remained unchanged and was well supported by the existing operational and reporting functionalities of the system. PacifiCorp further determined that replacing the system in such a short time frame would not be a prudent investment given demands for capital investment in utility infrastructure, the $152.6 million already invested in the system and its existing functionality, which supports operations across the company.
Retail customer receivables, billings and service system – The decision not to replace this system and to extend its life was made due to proven benefits from the last major upgrade and the customization of the system for PacifiCorp’s service territories, current regulatory mandates and tariff-based rates. Based on the stable nature of PacifiCorp’s business, PacifiCorp determined that the system could be maintained

Mr. Jim Allegretto

August 18, 2005

and could effectively provide the necessary functionality to support operations and accounting for retail revenues. As a result, PacifiCorp determined that replacing the system would not be a prudent investment given demands for capital investment in utility infrastructure and the $98.9 million already invested in the system. Previous plans for replacement of this system were removed from PacifiCorp’s 10-year plan.
The extended lives will more appropriately reflect the use of the systems over the period in which benefits will be obtained and services provided to customers. Both of these changes are reflected in the results of the utility operations for the year ended March 31, 2005 as disclosed in PacifiCorp’s Form 10-K. Although there may be a short time lag as general rate cases are filed in each state, the impact on amortization of the change in lives is being reflected in lower annual revenue requirements for these systems, which are used in determining customers’ rates. Thus, over time, the net impact of this change in estimate on the results of the utility operations is expected to be minimal.

Note 3 – Derivative Instruments, page 79

4.

Please explain to us the rationale for changing to LIBOR in discounting your derivative portfolio. Assuming LIBOR is the appropriate index, explain why the change was made on September 30, 2004 as opposed to some other date. Please be specific as to the timeline of events that gave rise to such change. Lastly, it appears you treated this change as a change in estimate and accounted for it prospectively. Tell us why it does not constitute a change in principle. We may have further comment.

Response

The timing of PacifiCorp’s change to the London Interbank Offered Rate (LIBOR) coincided with the implementation of International Accounting Standards (IAS) by PacifiCorp’s parent company, Scottish Power PLC, which is listed on both the London and New York Stock Exchanges. As PacifiCorp is consolidated under Scottish Power, it is required to report its financial information for Scottish Power’s reporting purposes under IAS and adopted IAS along with Scottish Power at April 1, 2005.
In order to meet the IAS adoption date, the IAS implementation project was commenced in early fiscal 2005. During the implementation process, Scottish Power determined that it would utilize LIBOR for discounting purposes under IAS 39. This decision prompted an evaluation by PacifiCorp of its continued use of the US Treasury rate during the three months ended September 30, 2004. At that time, PacifiCorp elected to change its discount rate for US GAAP reporting purposes

Mr. Jim Allegretto

August 18, 2005

because it determined that LIBOR provides a better estimate than the US Treasury rate as an index for discounting PacifiCorp’s derivatives portfolio under SFAS 133. The change to LIBOR also minimized the costs of maintaining two separate interest-rate curves and contract valuation models under US GAAP and IAS.

SFAS 133 guidance identifies only two acceptable benchmark interest rates, LIBOR and the US Treasury rate. At the time of its implementation of SFAS 133, PacifiCorp adopted the US Treasury rate because it was a readily available benchmark interest rate, based on PacifiCorp’s then-current data sources. In considering the change to LIBOR, PacifiCorp relied upon the definition of “fair value” in SFAS 133 (Appendix F) and determined that using LIBOR provides a better estimate under these criteria. For example, LIBOR includes a credit-risk premium that better reflects certain of the costs of, and risks involved in, corporate borrowings and offers a better estimate of the rate at which derivative contracts can be settled in an arm’s-length transaction in the energy and utility industries. LIBOR is also a commonly used discounting measure for derivative contracts in the energy and utility industries, and therefore its use for discounting purposes is consistent with the assumptions that a number of other market participants would use in determining fair value. Furthermore, advances under PacifiCorp’s revolving line of credit are generally based on LIBOR. For these reasons, PacifiCorp determined that its use of LIBOR would be more consistent with the objective of measuring the fair value of its contract derivative portfolio.
PacifiCorp believes that this is a change in an accounting estimate from one acceptable index (the US Treasury rate) to another (LIBOR), in accordance with the guidance in paragraph 10 of APB 20. A derivative contract valuation model is an estimate, and inputs to this estimate, such as the discount rate, are part of the overall estimation process. Further supporting this assessment is Paragraph 11 of APB 20, which indicates that if there is an unclear differentiation between a change in accounting estimate and a change in accounting principle, such change can be considered a change in estimate.
PacifiCorp disclosed the effects of this change in estimate with prospective application during the period of change. As described in the footnotes to PacifiCorp’s financial statements, the overall effects of this change in estimate were not material to PacifiCorp’s results of operations, cash flows or financial position.
5.

Please tell us what caused you to change your estimate from 3 to 6 years for periods covered by market quotes. We would expect that the ability to project further into the future arose over time. If this is not correct, then explain the specific one-time event that changed that ability. Otherwise, tell us why such change was not made as

Mr. Jim Allegretto

August 18, 2005

additional years became available over time rather than 3 years on March 31, 2005. Finally, given the significant downward adjustment in the fair value of non-trading contracts, please advise whether this calls into question the integrity of your modeling techniques for long-term contracts with no market quotes. We may have further comment.

Response

The period covered by market quotes was changed as a result of a review of market price information availability at the end of fiscal 2005. This review resulted in increased confidence in PacifiCorp being able to obtain more reliable market price information through 6 years on a consistent basis. The factors leading to this increased confidence included a trend of more consistent market quotes and transactions for future periods, as well as an increase in PacifiCorp’s long-term natural gas hedging activity as a consequence of the company’s construction of additional utility infrastructure.

Prior to the change, PacifiCorp used market price information for the first 3 years, a weighted blend of market-based prices and fundamental price forecast information for years 4 through 6 and fundamental price forecast information after year 6. The primary reason PacifiCorp’s modeling technique relied upon a weighted blend of market-based quotes and fundamental price forecast data for years 4 through 6 was because the depth and availability of market price information to PacifiCorp for this period was considered insufficient to be relied upon exclusively for valuation purposes. PacifiCorp previously reviewed the reliability and consistency of available market data in the first quarter of fiscal 2004 and subsequently re-validated the availability of market price information in the third quarter of fiscal 2004 through data provided by a new vendor of electricity pricing information. Both reviews indicated that using 3 years of market data exclusively and weighted blending for years 4 through 6 was still appropriate. From the fourth quarter of fiscal 2004 until the end of fiscal 2005, there were no specific events suggesting a need to change the estimate in the interim period.
PacifiCorp believes its modeling techniques are appropriate for long-term prices in periods when market quotes are unavailable. PacifiCorp uses objective and verifiable modeling techniques for non-quoted prices to the greatest extent possible. For natural gas prices, which were the predominant source of the downward adjustment at March 31, 2005, PacifiCorp utilizes fundamental prices published by a reputable and established third-party vendor. For electricity prices, PacifiCorp utilizes a fundamental market simulation model commercially offered by a leading supplier of software and database services to the energy industry, with inputs that are obtained

Mr. Jim Allegretto

August 18, 2005

from third-party sources to the extent available and reviewed and approved by members of management and PacifiCorp’s independent Risk Management Group. In the absence of market prices, PacifiCorp believes its approach of using objective and verifiable third-party sources is appropriate for developing modeled prices.

Note 17 – Retirement Benefits, page 95

6.

Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount.

Response

In accordance with paragraph 30 of SFAS 87, PacifiCorp currently calculates the market-related value of plan assets by taking the difference between the expected return on plan assets and the actual return earned in a given year, and spreading that difference over a five-year period, with one-fifth recognized in the year in which calculated and one-fifth in each of the subsequent four years. PacifiCorp consistently applies this method to all classes of plan assets.

PacifiCorp has disclosed how the market-related value of plan assets is determined in its most recent Form 10-Q and will continue to do so in future filings. The new disclosure is as follows:

For the retirement plans, the market-related value of plan assets, among other factors, is used to determine expected return on plan assets and is calculated by spreading the difference between expected and actual investment returns over a five-year period beginning in the first year in which they occur.

Item 9A. Controls and Procedures, page 106

7.

We note your principal executive and financial officers concluded that your disclosure controls and procedures were effective, “in all material respects, in timely alerting management to material information relating to PacifiCorp and its consolidated subsidiaries required to be included in its periodic reports filed pursuant to the Securities Exchange Act of 1934.” Please also state, if true, whether the same officers concluded the controls and procedures were effective in “ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons

Mr. Jim Allegretto

August 18, 2005

performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e). Further, we note that you concluded that your disclosure controls and procedures were effective in all material respects. Given this qualifying language, it remains unclear whether your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures. Please also confirm to us that removal of this qualifying language does not result in a change in your conclusion as to the effectiveness of disclosure controls and procedures as of the end of the period covered by this report.

Response

In its report on the effectiveness of disclosure controls and procedures contained in its most recent Form 10-Q, PacifiCorp modified its description of its disclosure controls and procedures to more fully set forth the scope of disclosure controls and procedures described in Exchange Act Rule 13a-15(e), including the language quoted in your comment that was not stated in PacifiCorp’s Form 10-K. PacifiCorp confirms that it concluded its disclosure controls and procedures were effective as of March 31, 2005 with respect to the elements identified by this previously omitted language. PacifiCorp has also deleted “in all material respects” from the report. The removal of this qualifying language from the Form 10-K would not have resulted in a change in PacifiCorp’s conclusion as to the effectiveness of disclosure controls and procedures as of March 31, 2005. The new disclosure is as follows:

PacifiCorp maintains disclosure controls and procedures designed to provide reasonable assurance that material information required to be disclosed by it in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information is accumulated and communicated to PacifiCorp’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. PacifiCorp performed an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of PacifiCorp’s disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, PacifiCorp’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report.

Mr. Jim Allegretto

August 18, 2005

8.

We note that you made no disclosures regarding changes in internal control over financial reporting as required by Item 308(c) of Regulation S-K. Please confirm to us, if true, that there were no changes in your internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response

There were no changes in PacifiCorp’s internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, PacifiCorp’s internal control over financial reporting. In its most recent Form 10-Q, PacifiCorp affirmatively stated its conclusion with respect to the disclosure required by Item 308(c) and will do so in future filings as well.

Exhibits 31.1 and 31.2

9.

Please eliminate reference to the titles, principal executive officer and principal financial officer, in the introductory paragraph of the Section 302 certifications. Refer to Item 601(b)(31) of Regulation S-K.

Response

PacifiCorp eliminated the references to titles in the introductory paragraphs of the Section 302 certifications filed with its most recent Form 10-Q and will continue to do so in future filings.

General

PacifiCorp acknowledges that:
•	PacifiCorp is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	PacifiCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim Allegretto

August 18, 2005

In addition, PacifiCorp understands that the Division of Enforcement has access to all information PacifiCorp provides to the staff of the Division of Corporation Finance in the staff’s review of PacifiCorp’s filing or in response to the staff’s comment on PacifiCorp’s filing.

If you have any further questions or comments, please call David Mendez, PacifiCorp Chief Accounting Officer, at (503) 813-6575 or me at (503) 813-7113.

Sincerely,

/s/ Richard Peach

Richard Peach

Chief Financial Officer, PacifiCorp